UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 20, 2017

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82‑ __________

Enclosure:  A press releases dated June 20, 2017 announcing the adoption of all proposed resolutions at STMicroelectronics’ 2017 Annual General Meeting of Shareholders.

PR N°C2821C

STMicroelectronics’ Shareholders Adopt All Resolutions at the 2017 Annual General Meeting of Shareholders

Amsterdam, June 20, 2017 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that all of the proposed resolutions were adopted at the Company’s Annual General Meeting of Shareholders (AGM), which was held today in Amsterdam, the Netherlands.

The main resolutions, approved by the Shareholders, were:

•	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS);

•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018 to shareholders of record in the month of each quarterly payment as per the table below;

•
The appointment of Mr. Frederic Sanchez as a new member of the Supervisory Board, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, in replacement of Mr. Didier Lombard whose mandate expired as of the 2017 AGM;

•
The reappointment, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Jean-Georges Malcor, Alessandro Rivera and Maurizio Tamagnini;

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board for a one-year term;

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

•	The authorization to the Managing Board, for eighteen months following the AGM, to repurchase shares, subject to the approval of the Supervisory Board; and

•
The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months.

The complete agenda and explanatory notes, including all the proposed - and now adopted - resolutions, and all relevant detailed information concerning the 2017 STMicroelectronics N.V. Annual General Meeting of Shareholders, as well as all related materials, are available on the Company’s website (www.st.com) and have been made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the General Meeting of Shareholders page of the Company’s website (www.st.com) in June 2017.

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Global Record Date	Ex-dividend Date in Europe	Payment Date in Europe	Ex-dividend Date in NYSE	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2017	27.Jun.17	26.Jun.17	28.Jun.17	23.Jun.17	05.Jul.17	26.Jun.17	28.Jun.17

On March 22, 2017, the U.S. Securities and Exchange Commission (SEC) adopted an amendment to shorten from three to two business days the standard settlement cycle for most broker-dealer securities transactions, starting from September 5, 2017.

In consideration of the change which re-aligns the US settlement cycle to the European, the Company’s schedule switches to a unique Ex-dividend date in the two markets.

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q3 2017	18.Sep.17	19.Sep.17	20.Sep.17	26.Sep.17	18.Sep.17	20.Sep.17
Q4 2017	18.Dec.17	19.Dec.17	20.Dec.17	27.Dec.17	18.Dec.17	20.Dec.17
Q1 2018	19.Mar.18	20.Mar.18	21.Mar.18	27.Mar.18	19.Mar.18	21.Mar.18

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: June 20, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal Infrastructure and Services